Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended June 30, 2010 (Unaudited)	Years Ended December 31,

		2009	2008	2007	2006	2005
Earnings

Income before income taxes	$288	$552	$494	$766	$806	$206

Interest expense	120	241	220	266	302	332

Portion of rents representative of the interest factor	72	132	145	162	162	141

	$480	$925	$859	$1,194	$1,270	$679

Fixed Charges

Interest expense	$120	$241	$220	$266	$302	$332

Portion of rents representative of the interest factor	72	132	145	162	162	141

	$192	$373	$365	$428	$464	$473

Ratio of Earnings to Fixed Charges	2.5	2.5	2.4	2.8	2.7	1.4